A.M. Best Company, Inc.



A.M. Best Company, Inc.
(Board of Directors)
A.M. Best Europe Limited (Dormant)
A.M. Best Europe – Information Services Limited (Board of Directors)
A.M. Best Rating Services, Inc. (Board of Directors)
A.M Best Europe Rating Services Limited (Board of Directors)
A.M. Best America Latina, S.A. de C.V (Board of Directors)
A.M. Best Asia-Pacific Limited (Board of Directors)
A.M. Best Asia-Pacific (Singapore) Pte. Ltd. (Board of Directors)